Tuesday, 20 August 2013

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that application has been made to the Financial Services Authority for 59,763,686 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2012/13 final dividend, payable on 21 August 2013.  Dealings are expected to commence on 21 August 2013 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 58,414,394 ordinary shares are to be issued at a price of 742.4 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 257,944 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$57.6065 and 11,914 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$48.9655, representing 1,349,292 ordinary shares (including fractional entitlements).

Contact: David Forward (020 7004 3226)